UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35219 / June 25, 2024

In the Matter of

EAGLE POINT ENHANCED INCOME TRUST
EAGLE POINT INSTITUTIONAL INCOME FUND
EAGLE POINT CREDIT MANAGEMENT LLC
EAGLE POINT ENHANCED INCOME MANAGEMENT LLC
600 Steamboat Road, Suite 202
Greenwich, Connecticut 06830

(812-15553)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT,
UNDER SECTIONS 6(c) AND 23(c) OF THE ACT GRANTING AN EXEMPTION FROM
RULE 23c-3 OF THE ACT AND PURSUANT TO SECTION 17(d) AND RULE 17d-1
UNDER THE ACT

Eagle Point Enhanced Income Trust, Eagle Point Institutional Income Fund, Eagle Point Credit
Management LLC and Eagle Point Enhanced Income Management LLC filed an application on
March 4, 2024, and an amendment on April 9, 2024, requesting an order under section 6(c) of
the Investment Company Act of 1940 ("Act") granting an exemption from sections 18(a)(2),
18(c) and 18(i) of the Act; under sections 6(c) and 23(c) of the Act granting an exemption from
rule 23c-3 under the Act; and pursuant to section 17(d) of the Act and rule 17d-1 under the Act.
The order permits certain registered closed-end management investment companies to issue
multiple classes of shares and to impose asset-based distribution and/or service fees, and early
withdrawal charges.

On May 28, 2024, a notice of the filing of the application was issued (Investment Company Act
Release No. 35205). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that proposed repurchases will be made in a manner which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

It is further found that the investment company's proposed institution of asset-based distribution and/or service fees is consistent with the provisions, policies, and purposes of the Act, and will not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Eagle Point Enhanced Income Trust, Eagle Point Institutional Income Fund, Eagle Point Credit Management LLC and Eagle Point Enhanced Income Management LLC (File No. 812-15553),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 of the Act is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1 of the Act, that the investment company's institution of asset-based distribution and/or service fees is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A. Countryman,

Secretary.